Exhibit (a)(iv)

From: Dividend Capital Diversified Property Fund Inc.

To: Financial Advisors

Subject: Dividend Capital Diversified Property Fund Self-Tender Offer

Dividend Capital Diversified Property Fund Self-Tender Offer

In an effort to offer greater liquidity to Dividend Capital Diversified Property Fund (DPF) “Class E” shareholders, DPF’s board of directors has authorized a self-tender offer to purchase up to $115 million of Class E common stock in a modified “Dutch Auction” format.

Attached is the letter (LINK TO SHAREHOLDER LETTER) that was sent to all Class E shareholders with a public Q&A document, (LINK TO Q&A) Offer to Purchase, (LINK TO OFFER TO PURCHASE) and the Letter of Transmittal (LINK TO LETTER OF TRANSMITTAL) required for shareholders to participate in DPF’s self-tender offer.

All requests to participate in the tender offer must be received in good order by DPF’s transfer agent, DST Systems, Inc., by no later than August 5, 2015 unless DPF extends the tender offer with a public notice. Unless alternate arrangements have been made, Letters of Transmittal must first be sent to the record holder or custodian for all custodial accounts. Non-custodial accounts can submit their Letter of Transmittal directly to DST. In either case, completed paperwork must be received by DST on or before August 5, 2015.

If you have any questions regarding DPF’s self-tender offer, please don’t hesitate to contact us at 866.DCG.REIT (324.7348).

For broker/dealer use only — not for public distribution. This communication shall not constitute an offer to sell or a solicitation of an offer to buy. An offer may only be made by means of a final prospectus. This communication is for broker-dealer use only and is intended solely to provide an update to broker-dealers concerning certain factual information about the issuer. This communication should not be reproduced, distributed, or otherwise shared with investors.